UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Informs about Impact of Compañía Mexicana
de Aviación, S.A. de C.V.’s Insolvency Petition

MEXICO CITY, August 5, 2010 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, announced today that on August 2, 2010 Compañía Mexicana de Aviación S.A. de C.V. (“CMA”), one of Mexico’s two largest carriers, filed for bankruptcy protection in Mexico and the United States.

Mexicana (not including Mexicana Click, formerly known as Aerovίas Caribe, or Mexicana Link, which are reportedly not under financial distress and were not part of the bankruptcy filing) accounted for Ps.62.2 million in accounts receivable at June 30, 2010 and accounted for 4.1% of ASUR’s revenues for the six months ended June 30, 2010 and 4.3% of ASUR’s revenues for the year ended December 31, 2009, primarily from domestic passengers.

Although ASUR anticipates that a significant portion of Mexicana’s traffic would migrate to other carriers if its operations were curtailed, ASUR does not have contracts with any airlines, including Mexicana, that obligate them to continue providing service to our airports, and we can offer no assurance that competing airlines would seek to increase their flight schedules if Mexicana reduced its use of our airports. If Mexicana were to cease operations as a result of its bankruptcy filing, ASUR’s business and results of operations could be adversely affected if traffic does not migrate to our other airline customers.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 5, 2010